SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 23, 2003

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-            )

Enclosure: Interim Report for Swedish Match January – September 2003

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWEDISH MATCH AB

Date:October 23, 2003	By:	/s/ BERTIL RAIHLE
Bertil Raihle Vice President Corporate Control

Interim Report

January – September 2003

•	Sales declined by 6% and reached 9,692 MSEK (10,317)

•	Sales were up 2% in local currencies

•	Operating income declined to 1,693 MSEK (1,797) or by 6%

•	Currency translation impact from subsidiaries reduced operating income by 171 MSEK, or 10%

•	Net profit increased by 17% and amounted to 1,228 MSEK (1,050)

•	EPS increased by 22% and was 3.68 SEK (3.01)

Sales for the first nine months declined to 9,692 MSEK (10,317), or by 6 percent. In local currency terms, however, sales were up by 2 percent.

Operating income declined to 1,693 MSEK (1,797), or by 6 percent, attributable primarily to the strengthening of the Swedish Crown versus certain other currencies that have negatively impacted currency translations after translating subsidiaries’ results into Swedish Crowns. Lower sales volumes of matches and lighters also contributed to the result decrease. Increased sales and improved margins for snuff positively affected the Group’s operating income.

EBITDA for the first nine months amounted to 2,171 MSEK (2,370).

Net interest expense improved to -10 MSEK (-192) after profitable cancellation of interest rate swap agreements during the second quarter. Net financial expenses improved to -5 MSEK (-202).

EPS for the first nine months was 3.68 SEK (3.01).

Summary of Consolidated Income Statement

	January –September		Full year
MSEK	2003	2002	2002
Sales	9,692	10,317	13,643
Operating income	1,693	1,797	2,371
Profit before tax	1,688	1,595	2,126
Net income for the period	1,228	1,050	1,429

Sales by product area

	July – Sep		Jan – Sep		Change %	12 months ended Sep 30, – 03	Full year 2002	Change %
MSEK	2003	2002	2003	2002
Snuff	776	707	2,223	2,090	6	2,921	2,788	5
Chewing Tobacco	291	312	880	1,023	(14)	1,190	1,333	(11)
Cigars	826	864	2,221	2,513	(12)	3,026	3,318	(9)
Pipe Tobacco & Accessories	228	217	656	618	6	881	843	5
Matches	340	387	1,031	1,268	(19)	1,411	1,648	(14)
Lighters	149	165	454	535	(15)	619	700	(12)
Other operations	802	815	2,227	2,270	(2)	2,970	3,013	(1)

Total	3,412	3,467	9,692	10,317	(6)	13,018	13,643	(5)

Operating income by product area

	July – Sep		Jan – Sep		Change %	12 months ended Sep 30, – 03	Full year 2002	Change %
MSEK	2003	2002	2003	2002
Snuff	372	320	1,027	923	11	1,337	1,233	8
Chewing Tobacco	94	100	264	311	(15)	359	406	(12)
Cigars	129	140	296	411	(28)	407	522	(22)
Pipe Tobacco & Accessories	54	41	145	119	22	190	164	16
Matches	9	53	78	177	(56)	122	221	(45)
Lighters	6	17	15	60	(75)	29	74	(61)
Other operations	(40)	(51)	(132)	(136)		(177)	(181)

Subtotal	624	620	1,693	1,865	(9)	2,267	2,439	(7)
Items affecting comparability	—	(68)	—	(68)		—	(68)

Total	624	552	1,693	1,797	(6)	2,267	2,371	(4)

Operating margin by product area

	July – Sep		Jan – Sep		12 months ended Sep 30, – 03	Full year 2002
PERCENT	2003	2002	2003	2002
Snuff	47.9	45.3	46.2	44.2	45.8	44.2
Chewing Tobacco	32.3	32.1	30.0	30.4	30.2	30.5
Cigars	15.6	16.2	13.3	16.4	13.5	15.7
Pipe Tobacco & Accessories	23.7	18.9	22.1	19.3	21.6	19.5
Matches	2.6	13.7	7.6	14.0	8.6	13.4
Lighters	4.0	10.3	3.3	11.2	4.7	10.6

Group	18.3	17.9	17.5	18.1	17.4	17.9

Smokeless Tobacco

Swedish Match has a broad presence in smokeless tobacco (Snuff and Chewing Tobacco), with significant positions in the Nordic countries, the US, and South Africa. The main organic growth is within the snuff operations in North America and North Europe. The growth is based, among other things, on the fact that smokeless tobacco products are increasingly recognized within the scientific and medical community as having significantly lower health consequences than cigarettes. This has been supported by the so-called Swedish experience (high consumption of snuff, low cigarette consumption and lower frequency of tobacco related diseases).

Snuff

Swedish Match is the only global producer of snuff, and has a leading position on the Nordic snuff market and in South Africa. In the US, the Company has the largest share of the fast-growing value price segment. Some of the best known brands include General, Catch, and Ettan in Sweden, Timber Wolf in the US and Taxi in South Africa.

Sales for the first nine months amounted to 2,223 MSEK (2,090), an increase of 6 percent. Sales in local currency increased by 12 percent. In North Europe Division, volume grew by 4 percent versus 2002, and in the US, volume grew by 7 percent, measured in number of cans. Swedish Match market share for Timber Wolf in the growing US market amounted to 8.9 percent year-to-date, up from 8.7 percent year ago (Nielsen estimates). Swedish Match total market share in the US amounted to 9.2 percent, in line with year-ago. In April, Swedish Match successfully launched two new pouch products on the Swedish market, General White Portion and Grov White Portion. Both products feature a new whiter pouch and a new functional can design. During the third quarter, the Company launched Longhorn, a new value priced brand, on the US market.

Operating income improved to 1,027 MSEK (923), up 11 percent due to higher volume and improved operating margin, but was negatively effected by currency translation after translating subsidiaries’ operating income into Swedish Crowns.

For the third quarter, sales were 776 MSEK (707) and operating income was 372 SEK (320).

Over the past year, Swedish Match has invested for growth in a number of new markets. In India where Swedish snuff was launched in Mumbai in May 2001, sales geography has been expanded. In Russia, Swedish snuff was launched in Moscow and St. Petersburg.

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment is characterized by annual volume declines averaging 4 – 5 percent per year.

Sales for the first nine months declined to 880 MSEK (1,023), or by 14 percent. In local currency terms, sales increased by nearly 3 percent. Operating income declined to 264 MSEK (311), or by 15 percent. Operating income was up slightly in local currency.

For the third quarter, sales were 291 MSEK (312) and operating income was 94 MSEK (100).

Swedish Match market share in the US remained stable at about 42 percent.

Cigars and Pipe Tobacco

Swedish Match is one of the world’s largest producers of cigars and pipe tobacco with a broad presence globally. Long-term growth opportunities are mainly within cigars.

Cigars

Swedish Match is one of the largest producers of cigars and cigarillos in the world and is the second biggest in sales value. The main markets are North America and West Europe. These two markets together make up about 75 percent of the world market for cigars. Swedish Match offers a full range of products worldwide, with both premium and machine made cigars. Well known brands include Macanudo, Garcia y Vega, La Gloria Cubana, La Paz, Justus van Maurik, and Wings.

Sales for the first nine months amounted to 2,221 MSEK (2,513), a decline of 12 percent, primarily attributable to currency effects. Sales in local currency increased by 4 percent for mass market cigars in the US. Sales declined marginally for both premium cigars in the US and for cigars in Europe.

In the US mass market new launches has gradually resulted in increased sales volumes for the year.

Operating income for the first nine months reached 296 MSEK (411), a decline of 28 percent. Operating income was affected by currency translation, lower sales volumes in Europe and the US in the beginning of the year, and increased legal expenses for the premium cigar operation, primarily during the second quarter.

For the third quarter, sales were 826 MSEK (864) and operating income was 129 MSEK (140). Sales of mass market cigars in the US increased substantially. Sales of cigars in Europe and premium cigars in the US were in line with year-ago.

Pipe Tobacco and Accessories

Swedish Match is one of the largest producers of pipe tobacco in the world and the products are marketed worldwide. Well known brands include Borkum Riff, Half and Half, and Boxer. The Company has a significant presence in South Africa, North America and West Europe.

Sales for the first nine months amounted to 656 MSEK (618), an increase of 6 percent. Operating income improved to 145 MSEK (119). Operating income were positively impacted by an increase in the value of the South African Rand versus the year-ago period.

For the third quarter, sales were 228 MSEK (217) and operating income was 54 MSEK (41).

Lights

Swedish Match produces and markets matches and lighters globally. These products are sold in over 140 countries.

Matches

Swedish Match is number one in the world market for matches. The brands are mostly local, and have leading positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Red Heads.

Sales for the first nine months amounted to 1,031 MSEK (1,268), a decline of 19 percent of which currency translation accounted for 13 percentage points.

Operating income declined to 78 MSEK (177), due to significant lower sales volume in several markets and negative currency translation after translating subsidiaries’ operating income into Swedish Crowns.

For the third quarter, sales were 340 MSEK (387) and operating income was 9 MSEK (53). Low sales volumes in Europe, restructuring, and continued negative currency effects after translating subsidiaries’ results into Swedish Crowns contributed to the significant profit decrease.

Lighters

Swedish Match produces and distributes disposable lighters and the main brand is Cricket.

Swedish Match sales for the first nine months were 454 MSEK (535) and operating income was 15 MSEK (60). Declines in operating income were due to price-reducing measures and lower sales volumes on several markets.

The lighter business is faced with an increasingly competitive situation due to low price competition, which has affected sales volume negatively. Operating margin for export of lighters produced in Europe has decreased as a result of the strengthening Euro.

For the third quarter, sales were 149 MSEK (165) and operating income was 6 MSEK (17).

Other Operations

Other operations include the distribution of tobacco products on the Swedish market, sales of advertising products, as well as corporate overheads and costs for business development and certain legal expenses. For the nine month period, net expenses for other operations were -132 MSEK (-136).

Financing and net financial expense

At the close of the period the Group net debt amounted to 3,277 MSEK, as compared to 3,492 MSEK on December 31, 2002, a decrease of 215 MSEK. During the period the Company repurchased shares net for 925 MSEK and paid dividends of 535 MSEK. Cash flow from the operations was 2,008 MSEK compared to 1,984 MSEK a year ago.

Cash and bank balances, including short term investments, amounted to 2,185 MSEK at the end of the period, compared with 2,016 MSEK at the beginning of the year.

Net interest expense for the first nine months amounted to -10 MSEK (-192). Swedish Match uses interest rate swaps to adjust the relationship between borrowing at fixed and variable interest rates. During the second quarter some of the existing swap agreements were cancelled. The contribution from the cancellation amounted to 120 MSEK. The net interest expense was also impacted from a favorable premium on an equity hedge pertaining to the equity in our North American operations.

Other financial items, net, amounted to a positive 5 MSEK (-10), and includes a capital gain from the sale of certain investments during the first quarter.

Taxes

Total tax for the first nine months amounted to 427 MSEK (510). Tax expense was favorably impacted from certain one-time items during the second quarter.

Earnings per share

Earnings per share for the first nine months amounted to 3.68 (3.01), an improvement of 22 percent. Earnings per share excluding amortization of intangible assets and items affecting comparability amounted to 4.25 SEK (3.71).

Capital expenditure, depreciation and amortization

The Group’s direct investments in tangible fixed assets amounted to 384 MSEK (576). Among the major investments is the new snuff factory outside Gothenburg, Sweden. Total depreciation and amortization amounted to 478 MSEK (505), of which depreciation on tangible assets amounted to 249 MSEK (256) and amortization of intangibles amounted to 229 MSEK (249).

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 10,074 MSEK (10,398).

Average number of Group employees

The average number of employees in the Group during the first nine months was 14,905 compared with 14,795 for the full year 2002.

Share structure

During the period January through September 14,776,727 shares have been repurchased by the Company at an average price of 62.78 SEK. Total shares bought back by Swedish Match since the buyback program started have been purchased at an average price of 46.32 SEK.

At the Annual General Meeting in April the shareholders voted to authorize the reduction of share capital with 24 MSEK through cancellation of 10,000,000 shares. The reduction was registered in October. After the reduction the share capital corresponds to 351,596,181 shares with a nominal value of 2.40 SEK. The Company holds after cancellation 22,763,000 repurchased shares in its treasury, corresponding to 6.5 percent of the total amount of shares. During the first 9 months 2003 the Company has held an average of 27,521,965 shares in it treasury compared with 21,408,074 for the full year 2002. The total amount of shares outstanding, net after repurchase, amounts to 328,833,181.

At the Annual General Meeting the Board of Directors also received renewed authorization to acquire a maximum of 10 percent of all shares in the Company.

Other events

During the first quarter, Swedish Match announced that the Company had agreed to acquire CYAN d.o.o., a distributor of tobacco products in Slovenia with sales of 25 MSEK during 2002.

Within the Arenco operations Packovation AB was acquired during the second quarter. Packovation is a small company producing packaging machinery.

During the third quarter, Swedish Match signed a letter of intent of selling the clothing portion of its advertising products business to New Wave Group AB.

In June, Moody’s Investor Service upgraded the long-term debt ratings of Swedish Match from Baa1 to A3. The rating outlook is stable. After the upgrade from Moody’s, Swedish Match now has an equivalent rating from both Standard & Poor’s (A-, stable outlook) and Moody’s (A3, stable outlook).

Events after the period

In October a test launch of a tobacco based chewing gum under the brand FIREBREAK© began in Tokyo. The product contains 1 mg nicotine and 2.5 percent tobacco and targets cigarette smokers who are interested in a smokeless alternative.

Accounting principles

This interim report has been prepared in accordance with the recommendation RR 20 Interim Reports from the Swedish Financial Accounting Standards Council.

Additional information

This report has not been reviewed by the Company’s auditors. The full year 2003 report will be released on February 11, 2004.

Stockholm, October 23, 2003

Lennart Sundén

President and Chief Executive Officer

Key data

	January – September		12 months ended Sep 30, 2003	Full year 2002
	2003	2002
Operating margin, % 1)	17.5	18.1	17.4	17.9
Operating capital, MSEK	9,232	10,230	9,232	10,036
Return on operating capital, %1)			23.3	22.9
Return on shareholders’ equity, %			42.0	35.2

Net debt, MSEK	3,277	3,614	3,277	3,492
Net debt/equity ratio, %	75.1	78.0	75.1	74.4
Equity/assets ratio, %	29.1	29.4	29.1	30.4
Investments in tangible assets, MSEK	384	576	559	751
EBITDA, MSEK1)	2,171	2,370	2,891	3,090

Share data
Earnings per share, SEK
Basic	3.68	3.01	4.77	4.10
Diluted	3.66	2.98	4.75	4.07
Excluding items affecting comparability, diluted	3.66	3.11	4.75	4.20
Excluding amortization and items affecting comparability, diluted2)	4.25	3.71	5.53	4.99

Shareholders’ equity per share, SEK	11.34	11.29	11.34	11.72
Number of shares outstanding at end of period	328,833,181	347,756,681	328,833,181	342,005,181
Average number of shares outstanding	334,063,812	349,186,370	336,952,502	348,295,163
Average number of shares outstanding, diluted	335,647,570	351,933,305	338,578,407	350,894,438

1)	Excluding items affecting comparability
2)	Reported net income adjusted for items affecting comparability and amortization (net of taxes) divided by the average number of shares outstanding, diluted

Consolidated Income Statement in summary

	July – Sep		Jan – Sep		Change %	12 months ended Sep 30, – 03	Full year 2002	Change %
MSEK	2003	2002	2003	2002
Sales, including tobacco tax	5,788	5,897	16,270	17,103	(5)	21,766	22,599	(4)
Less tobacco tax	(2,376)	(2,430)	(6,578)	(6,786)	(3)	(8,748)	(8,956)	(2)

Sales	3,412	3,467	9,692	10,317	(6)	13,018	13,643	(5)
Cost of goods sold	(1,833)	(1,939)	(5,219)	(5,625)	(7)	(7,045)	(7,451)	(5)

Gross profit	1,579	1,528	4,473	4,692	(5)	5,973	6,192	(4)

Sales and administrative expenses	(881)	(835)	(2,565)	(2,595)	(1)	(3,418)	(3,448)	(1)
Amortization, intangible assets	(77)	(79)	(229)	(249)	(8)	(307)	(327)	(6)
Shares in earnings of associated co.	3	6	14	17	(18)	19	22	(14)

	624	620	1,693	1,865	(9)	2,267	2,439	(7)
Items affecting comparability	—	(68)	—	(68)		—	(68)

Operating income	624	552	1,693	1,797	(6)	2,267	2,371	(4)

Net interest expense	(50)	(59)	(10)	(192)		(47)	(229)
Other financial items, net	(5)	(1)	5	(10)		(1)	(16)

Net financial items	(55)	(60)	(5)	(202)		(48)	(245)

Income before taxes and minority interests	569	492	1,688	1,595	6	2,219	2,126	4
Taxes	(176)	(157)	(427)	(510)		(565)	(648)
Minority interests	(15)	(15)	(33)	(35)		(47)	(49)

Net income for the period	378	320	1,228	1,050	17	1,607	1,429	12

Earnings per share, basic	1.16	0.92	3.68	3.01	22	4.77	4.10	16
Earnings per share, diluted	1.15	0.91	3.66	2.98	23	4.75	4.07	17

Consolidated Balance Sheet in summary

MSEK	Sep 30, 2003	Dec 31, 2002
Intangible fixed assets	3,808	4,145
Tangible fixed assets	2,868	2,938
Financial fixed assets	632	606
Current operating assets	5,528	5,742
Liquid Funds	2,185	2,016

Total assets	15,021	15,447

Shareholders’ equity	3,729	4,007
Minority interests	636	686
Provisions	2,018	2,201
Long-term loans	4,525	4,518
Other long-term liabilities	84	85
Short-term loans	937	990
Other current liabilities	3,092	2,960

Total shareholders’ equity, provisions and liabilities	15,021	15,447

Change in Shareholders’ equity

MSEK	January – September
	2003	2002
Shareholders’ equity, opening balance as per December 31	4,007	4,105
Repurchase of own shares	(927)	(172)
Sale of treasury shares	55	—
Dividend paid	(535)	(508)
Translation difference for the period	(99)	(550)
Net income for the period	1,228	1,050

Total shareholders’ equity at end of period	3,729	3,925

Consolidated Cash Flow Statement in summary

MSEK	Jan – Sep 2003	Jan – Sep 2002

Cash flow from operations before changes in Working Capital	1,861	1,925
Cash flow from changes of Working Capital	147	59

Cash flow from operations	2,008	1,984

Investments
Investments in property, plant and equipment	(384)	(576)
Sales of property, plant and equipment	18	101
Investments in intangibles	(24)	(14)
Investments in consolidated companies	(56)	(10)
Changes in financial receivables etc.	(30)	(2)

Cash flow from investments	(476)	(501)

Financing
Changes in loans	(52)	(80)
Dividends	(535)	(508)
Repurchase of own shares	(980)	(172)
Sale of treasury shares	55	—
Other	166	51

Cash flow from financing	(1,346)	(709)

Cash flow for the period	186	774
Liquid funds at the beginning of the period	2,016	1,606
Translation difference attributable to liquid funds	(17)	(93)

Liquid funds at the end of the period	2,185	2,287

Quarterly data

MSEK	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03
Sales, including tobacco tax	5,981	5,732	5,225	5,981	5,897	5,496	4,951	5,531	5,788
Less tobacco tax	(2,440)	(2,202)	(1,908)	(2,448)	(2,430)	(2,170)	(1,945)	(2,257)	(2,376)

Sales	3,541	3,530	3,317	3,533	3,467	3,326	3,006	3,274	3,412
Cost of goods sold	(1,957)	(1,991)	(1,765)	(1,921)	(1,939)	(1,826)	(1,617)	(1,769)	(1,833)

Gross profit	1,584	1,539	1,552	1,612	1,528	1,500	1,389	1,505	1,579

Sales and administrative expenses	(932)	(871)	(869)	(891)	(835)	(853)	(806)	(878)	(881)
Amortization, intangible assets	(94)	(89)	(83)	(87)	(79)	(78)	(75)	(77)	(77)
Shares in earnings of associated co.	4	6	5	6	6	5	8	3	3

	562	585	605	640	620	574	516	553	624
Items affecting comparability	(80)	—	—	—	(68)	—	—	—	—

Operating income	482	585	605	640	552	574	516	553	624

Net interest expense	(81)	(68)	(64)	(69)	(59)	(37)	(38)	78	(50)
Other financial items, net	0	(8)	(7)	(2)	(1)	(6)	19	(9)	(5)

Net financial items	(81)	(76)	(71)	(71)	(60)	(43)	(19)	69	(55)

Profit before tax	401	509	534	569	492	531	497	622	569
Income taxes	(128)	(163)	(171)	(182)	(157)	(138)	(149)	(102)	(176)
Minority interests	(8)	(4)	(2)	(18)	(15)	(14)	(11)	(7)	(15)

Net income for the period	265	342	361	369	320	379	337	513	378

Sales by product area

MSEK

	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03
Snuff	629	658	672	711	707	698	689	758	776
Chewing Tobacco	349	349	344	367	312	310	295	294	291
Cigars	944	895	778	871	864	805	644	751	826
Pipe Tobacco & Accessories	247	236	190	211	217	225	214	214	228
Matches	421	436	460	421	387	380	348	343	340
Lighters	190	196	186	184	165	165	151	154	149
Other operations	761	760	687	768	815	743	665	760	802

Total	3,541	3,530	3,317	3,533	3,467	3,326	3,006	3,274	3,412

Operating income by product area

MSEK

	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03
Snuff	242	259	290	313	320	310	305	350	372
Chewing Tobacco	90	94	106	105	100	95	84	86	94
Cigars	137	138	122	149	140	111	80	87	129
Pipe Tobacco & Accessories	62	51	42	36	41	45	46	45	54
Matches	46	49	65	59	53	44	38	31	9
Lighters	23	27	20	23	17	14	9	0	6
Other operations	(38)	(33)	(40)	(45)	(51)	(45)	(46)	(46)	(40)

Subtotal	562	585	605	640	620	574	516	553	624
Items affecting comparability	(80)	—	—	—	(68)	—	—	—	—

Total	482	585	605	640	552	574	516	553	624

Operating margin by product area

PERCENT

	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03
Snuff	38.5	39.4	43.2	44.0	45.3	44.4	44.3	46.2	47.9
Chewing Tobacco	25.8	26.9	30.8	28.6	32.1	30.6	28.5	29.3	32.3
Cigars	14.5	15.4	15.7	17.1	16.2	13.8	12.4	11.6	15.6
Pipe Tobacco & Accessories	25.1	21.6	22.1	17.1	18.9	20.0	21.5	21.0	23.7
Matches	10.9	11.2	14.1	14.0	13.7	11.6	10.9	9.0	2.6
Lighters	12.1	13.8	10.8	12.5	10.3	8.5	6.0	0.0	4.0

Group	15.9	16.6	18.2	18.1	17.9	17.3	17.2	16.9	18.3

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: 08 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Lennart Sundén, President and Chief Executive Officer	Office	+46 8 658 01 75

Sven Hindrikes, Executive Vice President and	Office	+46 8 658 02 82
Chief Financial Officer	Mobile	+46 70 567 41 76

Bo Aulin, Senior Vice President, Secretary	Office	+46 8 658 03 64
and General Counsel	Mobile	+46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations	Office	+46 8 658 01 73
	Mobile	+46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)	Office	+1 804 302 1912
	Mobile	+1 804 502 1912